Exhibit 99.1
SEANERGY MARITIME CORP. ANNOUNCES DATE FOR 2008 ANNUAL GENERAL MEETING
December 02, 2008 — Athens Greece — Seanergy Maritime Corp. (the “Company”) (NASDAQ: SHIP), announced today that the Annual Meeting of Shareholders (the “Annual Meeting”) will be held at the Company’s executive offices at 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece at 5:30 p.m., Athens Time, on Thursday, December18, 2008.
About Seanergy Maritime Corp.
Seanergy Maritime is a Marshall Islands corporation with its executive offices in Athens, Greece. Seanergy purchased and took delivery of six dry bulk carriers from companies associated with members of the Restis family pursuant to the Master Agreement dated May 20, 2008. Its current fleet is comprised of two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 317,743 dwt and an average fleet age of approximately 10.5 years.
Seanergy’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIPW respectively. Prior to October 15, 2008, Seanergy’s common stock, warrants and units traded on the NYSE Alternext US LLC (formally known as AMEX) under the symbols SRG, SRG.W and SRG.U respectively.
Risks and uncertainties are described in reports filed by Seanergy Maritime Corp. with the U.S. Securities Exchange Commission, which can be obtained free of charge on the SEC’s website www.sec.gov.
For further information please visit our website at www.seanergymaritime.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30-210-963-8461
E-mail: ir@seanergymaritime.com
Investor Relations / Media:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com